UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

DRAGON ACQUISITION CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52132
(Commission File No.)

Cayman Islands	N/A
(State of Incorporation)	(IRS Employer Identification No.)

Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road
Qingdao 266000
People’s Republic of China
(Address of principal executive offices)

(86) 532 8099 7969
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
 ____________________________________________________________________________

DRAGON ACQUISITION CORPORATION
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road
Qingdao 266000
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 20, 2010 to the holders of record at the close of business on April 13, 2010 (the “Record Date”) of the ordinary shares, par value $0.002112 per share (“Ordinary Shares”) of Dragon Acquisition Corporation, a Cayman Islands company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated April 14, 2010, among the Company, Leewell Investment Group Limited, a Hong Kong company (“Leewell”), Longhai Holdings Company Limited, a British Virgin Islands company (“Longhai”), and its sole shareholder (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on April 14, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Dragon Acquisition Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on April 19, 2010.

On the Record Date, 1,000,062 Ordinary Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On April 14, 2010, we entered into the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Leewell from Longhai in exchange for 29,235,000 Ordinary Shares, representing approximately 94.31% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. David Richardson and Mr. Joseph Rozelle submitted their resignations from our Board of Directors and appointed Mr. Antoine Cheng, Mr. Weiqing Zhang and Mr. Zhongbo Zhou to our Board of Directors. Mr. Richardson’s resignation and Mr. Cheng’s appointment became effective on the Closing Date, while Mr. Rozelle’s resignation and the appointments of Messrs. Zhang and Zhou will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our 6% Convertible Preference Shares, par value $0.002112 per share (“Preference Shares”) immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

  each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

  each of our current directors and executive officers prior to and following the closing of the Share Exchange Agreement; and

  all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Floor 28, Block C, Longhai Mingzhu Building, No.182 Haier Road, Qingdao 266000, People’s Republic of China.

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement

	Number and			%	Number and			%
	Title of Shares	%	%	Total	Title of Shares	%	%	Total
Name and Address of Beneficial	Beneficially	Ordinary	Preference	Voting	Beneficially	Ordinary	Preference	Voting
Owner	Owned(1)	Shares(2)	Shares(3)	Power(4)	Owned(1)	Shares(2)	Shares(3)	Power(4)
Officers and Directors
Antoine Cheng (5)	0	*	*	*	29,235,000	94.31%	*	86.56%
					(Ordinary)

Weiqing Zhang	0	*	*	*	0	*	*	*

Yang Chen	0	*	*	*	0	*	*	*

Joseph Rozelle	0	*	*	*	0	*	*	*
c/o Nautilus Global Business Partners
700 Gemini, Suite 100
Houston, TX 77058

All officers and directors as a group	0	*	*	*	29,235,000	94.31%	*	86.56%
					(Ordinary)

5% Security Holders
Longhai Holdings Company Limited(5)	0	*	*	*	29,235,000	94.31%	*	86.56%
					(Ordinary)

Jayhawk Private Equity Fund II, L.P. (6)	0	*	*	*	375,000	1.20%	27.03%	3.29%
930 Tahoe Blvd., 802-281					(Ordinary)
Incline Village, NV 89451					and
					750,000
					(Preference)

	Before Closing of Share Exchange Agreement				After Closing of Share Exchange Agreement

	Number and			%	Number and			%
	Title of Shares	%	%	Total	Title of Shares	%	%	Total
Name and Address of Beneficial	Beneficially	Ordinary	Preference	Voting	Beneficially	Ordinary	Preference	Voting
Owner	Owned(1)	Shares(2)	Shares(3)	Power(4)	Owned(1)	Shares(2)	Shares(3)	Power(4)
Access America Fund, LP (7)	216,664	21.67%	*	21.67%	404,164	1.30%	13.51%	2.29%
11200 Westheimer Rd., Suite 508	(Ordinary)				(Ordinary)
Houston, TX 77042					and
375,000
(Preference)

Hua-Mei 21st Century Partners, LP (8)	209,000	20.90%	*	20.90%	446,500	1.43%	17.12%	2.71%
237 Park Avenue, 9th Floor	(Ordinary)				(Ordinary)
New York, NY 10017					and
475,000
(Preference)

Guerrilla Partners, LP (9)	121,000	12.10%	*	12.10%	258,500	*	9.91%	1.57%
237 Park Avenue, 9th Floor	(Ordinary)				(Ordinary)
New York, NY 10017					and
275,000
(Preference)

Taylor International Fund, Ltd. (10)	216,664	21.67%	*	21.67%	404,164	1.30%	13.51%	2.29%
714 S. Dearborn Street, 2nd Floor	(Ordinary)				(Ordinary)
Chicago, IL 60605					and
375,000
(Preference)

* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 1,000,062 Ordinary Shares issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 31,000,062 Ordinary Shares issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of the Closing Date).

(3)

No Preference Shares were issued and outstanding as of the Record Date and 2,774,700 Preference Shares were issued and outstanding as of the Closing Date. Each Preference Share is convertible into one (1) ordinary share (subject to customary adjustments for stock splits, combinations, or equity dividends on Ordinary Shares). Holders of Preference Shares vote with the holders of Ordinary Shares on all matters on an “as converted” basis.

(4)	Percentage of Total Capital Stock represents total ownership with respect to all shares of our Ordinary Shares and Preference Shares, as a single class and on an “as converted” basis.

(5)

Includes 29,235,000 Ordinary Shares held by Longhai Holdings Company Limited. Mr. Antoine Cheng is the sole shareholder and director of Longhai Holdings Company Limited and has voting and dispositive control over the securities held by it.

(6)	Includes 375,000 shares underlying a warrant to purchase our Ordinary Shares. Kent C. McCarthy has sole voting and dispositive power over securities held by Jayhawk Private Equity Fund II, L.P.

(7)

Includes 187,500 shares underlying a warrant to purchase our Ordinary Shares. Christopher Efird is the Managing Partner of Access America Fund, LP and has voting and dispositive control over securities held by it.

(8)

Includes 237,500 shares underlying a warrant to purchase our Ordinary Shares. Peter Siris is the Managing Director of Hua-Mei 21st Century Partners, LP and has voting and dispositive control over securities held by it.

(9)

Includes 137,500 shares underlying a warrant to purchase our Ordinary Shares. Peter Siris is the Managing Director of Guerrilla Partners, LP and has voting and dispositive control over securities held by it.

(10)

Includes 187,500 shares underlying a warrant to purchase our Ordinary Shares. Robert J. Kirkland is the President of Taylor Asset Management, Inc., the general partner of Taylor International Fund, Ltd., and has voting and dispositive control over securities held by it.

Changes in Control

There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of two members, Mr. David Richardson and Mr. Joseph Rozelle, who were elected to serve until their successors are duly elected and qualified. Messrs. Richardson and Rozelle have submitted letters of resignation and Mr. Antoine Cheng, Mr. Weiqing Zhang and Mr. Zhongbo Zhou have been appointed to our Board of Directors. Mr. Richardson’s resignation and Mr. Cheng’s appointment became effective on the Closing Date, while Mr. Rozelle’s resignation and the appointments of Messrs. Zhang and Zhou will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Antoine Cheng	53	Chairman of the Board of Directors
Weiqing Zhang	36	Chief Executive Officer, President and Director (1)
Yang Chen	38	Chief Financial Officer and Vice President
Zhongbo Zhou	34	Director (1)
Joseph Rozelle	35	Director (2)

(1)	Will become a director on the Effective Date.

(2)	Former President and Chief Financial Officer prior to April 14, 2010 and current director until the Effective Date.

Mr. Antoine Cheng. Mr. Cheng has been the Chairman of our Board of Directors since the closing of our reverse acquisition of Leewell on April 14, 2010 and has served as the Chairman of our subsidiary Qingdao Oumei Real Estate Development Co., Ltd. (“Oumei”) since 2006. Mr. Cheng became Chairman of Oumei after he retired from government service. Prior to joining Oumei, Mr. Cheng served as Chief Director of the Industry and Commerce Department of the Qingdao (Pingdu and Jimo) Municipal Government from 1998 to 2006 and as Vice Chief Director of the Public Security Bureau of the Pingdu Municipal Government from 1992 to 1998. Mr. Cheng received his Master’s degree in economics from Shandong Public Administration College in 2005.

Mr. Weiqing Zhang. Mr. Zhang has served as our Chief Executive Officer and President since the closing of our reverse acquisition of Leewell on April 14, 2010 and will become a member of our Board of Directors on the Effective Date. Mr. Zhang has held the same positions with Oumei since its formation in May 2001. Prior to joining Oumei, he was responsible for properties development for Longhai Real Estate Development Co., Ltd., between August 1994 and May 2001. With more than 15 years of experience in real estate development, Mr. Zhang has successfully developed more than two million square meters of GFA and has also served in strategic planning and general administration functions. He graduated from Qingdao Construction Engineering College in 1994 with a Bachelor’s degree in Business.

Mr. Yang Chen. Mr. Chen has served as our Chief Financial Officer and Vice President since the closing of our reverse acquisition of Leewell on April 14, 2010, and has held the same positions with Oumei since January 2008. Mr. Chen has more than 17 years of experience in accounting and financial management. Prior to joining Oumei, he served as chief financial officer for several companies, including Mudanjiang Dongxing Group Corporation, a retail-oriented diversified company (hotels, supermarkets, villas, and electrical equipment) from 2004 to 2008 and Harbin Guangyun Electrical Appliance Co., Ltd. prior to joining Mudanjiang Dongxing in 2004. Mr. Chen graduated from Harbin Institute of Technology with a Bachelor’s degree in industrial accounting in 1992.

Mr. Zhongbo Zhou. Mr. Zhou will become a member of our Board of Directors on the Effective Date. Mr. Zhou also serves as the Vice General Manager of Engineering Department of Oumei, where he is responsible for project and sales management. He joined Oumei in 2001 and served as its Vice General Manager of Administration from 2005 to 2007. Mr. Zhou holds a Bachelor’s degree in civil engineering of Qingdao Technical University.

Mr. Joseph Rozelle. Mr. Rozelle has been one of our directors since April 2006 and served as our President and Chief Financial Officer from September 2006 until the closing of our reverse acquisition of Leewell on April 14, 2010. On April 14, 2010, Mr. Rozelle resigned from all offices he held with us. On the same date, he submitted his resignation as a member of our Board of Directors, which will become effective on the Effective Date. Mr. Rozelle is currently the President of Nautilus Global Partners, LLC, a company dedicated to facilitation of “going public” transactions for foreign and domestic operating companies on the public United States Exchanges. Prior to joining Nautilus Global Partners, LLC in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley Compliance consulting and other accounting related consulting services. During his career he has served in several companies in positions where he worked in financial modeling, due diligence, preparation of investment summaries, asset securitization, planning and financial analysis, risk analysis, mergers and acquisition evaluation, corporate budgeting, commercial banking, auditing, and SEC filings involving corporate mergers, spin-offs, public debt offerings, and annual reports. Mr. Rozelle holds a Bachelors of Business Administration degree from the University of Houston and a Masters of Business Administration degree from the Jesse H. Jones School of Management at Rice University. Mr. Rozelle is also the sole director and sole executive officer of VPGI, Inc., a public corporation.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Significant Employees

In addition to the foregoing named officers and directors, the following employees are also key to our business and operations:

NAME	AGE	POSITION
Zhongbo Zhou	34	Vice General Manager of Engineering Department of Oumei
Yalei Chen	33	Vice General Manager of Development Strategies Department of Oumei

Mr. Zhongbo Zhou. Mr. Zhou has served as Oumei’s Vice General Manager of Engineering Department since 2007 and is responsible for project and sales management. He joined Oumei in 2001 and served as its Vice General Manager of Administration from 2005 to 2007. Mr. Zhou holds a Bachelor’s degree in civil engineering from Qingdao Technical University.

Mr. Yalei Chen. Mr. Chen has served as Oumei’s Vice General Manager of Development Strategies Department since 2007 and is in charge of its development strategies. He joined Oumei in 2001 as a technician and assistant to General Manager. Prior to that, Mr. Chen worked as a technician in Qingdao Pingdu Construction Group Company Factory and ZTE Corporation. He graduated from China Agricultural University in 1997 with a college diploma.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  As of December 25, 2009 and 2008, we had a total of $2,949,102 and $15,279,068, respectively, due from Longhai Group and its subsidiaries. Longhai Group is controlled by Mr. Antoine Cheng, our Chairman. These balances have no stated terms for repayment and are not interest bearing.

  In 2009, we sold two floors of a project for office use to Longhai Construction Company, a subsidiary of Longhai Group, for approximately $3,274,000.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

  the risks, costs and benefits to us;

  the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  the terms of the transaction;

  the availability of other sources for comparable services or products; and

  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 25, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 25, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Antoine Cheng is serving as the Chairman of our Board of Directors and Mr. Weiqing Zhang is serving as our Chief Executive Officer, President and Director. Mr. Cheng’s role is to oversee and manage the Board of Directors and its functions, including setting meeting agendas and running Board meetings. In this regard, Mr. Cheng and the Board of Directors in their advisory and oversight roles are particularly focused on assisting the Chief Executive Officer and senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications

Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Background and Compensation Philosophy

Prior to our reverse acquisition of Leewell, our operating subsidiaries were private limited companies organized under the laws of the People’s Republic of China, and in accordance with its regulations, the salary of our executives was determined by our shareholders.

In 2009, our named executive officers included Mr. Weiqing Zhang, our Chief Executive Officer and President, and Mr. Yang Chen, our Chief Financial Officer. Mr. Zhang is also a member of our Board of Directors. In 2009, our Board of Directors determined the compensation of our named executive officers, based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies and the contributions made by each of the executive officers to our success. As disclosed below, each of the named executive officers entered into an employment agreement and their employment agreements govern the amount of base salary the executives are paid.

As the membership of our Board of Directors increases, our Board of Directors intends to form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

Elements of Compensation

We provide our executive officers with a base salary and discretionary bonuses to compensate them for services rendered during the year. We believe that our policy of compensating our executives in this way has served the Company well and does not encourage unreasonable risk-taking.

  Base Salary. The base salary we provide is intended to equitably compensate the named executive officers based upon their level of responsibility, complexity and importance of role, leadership and growth potential, and experience. The base salary paid to our named executive officers is governed by their respective employment agreements and is reflected in the Summary Compensation Table below.

  Discretionary Bonus. We did not pay bonus compensation to our executive officers in 2009. If, in the future, our Board of Directors determines to provide bonus compensation as a regular part of our executive compensation package, our compensation committee or our Board if we do not yet have a compensation committee, may adopt a formal incentive bonus plan, which will establish performance goals for each of the executive officers and maximum amounts that may be earned upon attainment of such performance goals.

  Equity Incentives. Presently, we do not have an equity based incentive program and we did not grant stock based awards as a component of compensation in 2009. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted and which will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares if our compensation committee determines that such awards are in our and our shareholders’ best interests.

  Retirement Benefits. Our executive officers are not presently entitled to company-sponsored retirement benefits.

  Perquisites. Historically, we have provided certain of our named executive officers with perquisites and other personal benefits that we believe are reasonable. We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete, especially for executives who perform services abroad as expatriates. We believe that these additional benefits assist our executives in performing their duties and provide time efficiencies for our executives. It is expected that our historical practices regarding perquisites will continue and will be subject to periodic review by our compensation committee.

Summary Compensation Table — Fiscal Years Ended December 25, 2009, 2008 and 2007

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)
Weiqing Zhang,	2009	15,812	0	0	0	0	15,812
Chief Executive Officer (1)	2008	14,000	0	0	0	0	14,000
	2007	9,000	0	0	0	0	9,000
Yang Chen,	2009	14,000	0	0	0	0	14,000
Chief Financial Officer (1)	2008	14,000	0	0	0	0	14,000
	2007	-	-	-	-	-	-
Joseph Rozelle,	2009	0	0	0	0	0	0
Former President and Chief	2008	0	0	0	0	0	0
Financial Officer (2)	2007	0	0	0	0	0	0

(1)

On April 14, 2010, we acquired Leewell in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Weiqing Zhang became our Chief Executive Officer and President and Mr. Chen became our Chief Financial Officer and Vice President. Prior to the effective date of the reverse acquisition, Messrs. Zhang and Chen held the same positions with Leewell’s subsidiary, Oumei. The annual, long-term, and other compensation shown in this table includes the amounts Messrs. Zhang and Chen received from Oumei prior to the consummation of the reverse acquisition. Mr. Chen was not employed by Oumei in 2007.

(2)	Mr. Joseph Rozelle resigned from all offices he held with us upon the closing of the reverse acquisition of Leewell on April 14, 2010.

Summary of Employment Agreements and Material Terms

All of our employees, including Mr. Weiqing Zhang, our Chief Executive Officer and President, and Mr. Yang Chen, our Chief Financial Officer and Vice President, have executed our standard employment agreement. Our employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Zhang’s employment agreement provides for an annual salary of RMB108,000 (approximately $16,000) and expires on June 5, 2012 and Mr. Chen’s employment agreement provides for an annual salary of RMB96,000 (approximately $15,000) and expires on July 1, 2012.

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to our officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Grants of Plan-Based Awards

No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 25, 2009.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 25, 2009. No equity awards were made during the fiscal year ended December 25, 2009.

Option Exercises and Stock Vested

No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 25, 2009.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 25, 2009.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 25, 2009.

Potential Payments Upon Termination or Change in Control

Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Compensation of Directors

No member of our Board of Directors received any compensation for his services as a director during the fiscal year ended December 25, 2009.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009 we did not have a standing compensation committee. Our Board of Directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dragon Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 19, 2010

DRAGON ACQUISITION CORPORATION

/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer